

April 20, 2011

Mr. PhilipBancroft
Chief Financial Officer
ACE Limited
Baerengasse 32
Zurich, Switzerland CH-8001

**Re: ACE Limited
Form 10-K for the Year Ended December 31, 2010
Filed February 25, 2011
File No. 001-11778**

Dear Mr. Bancroft:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

4. Investments, page F-19

1. You have investments of $2.5 billion in states, municipalities and political subdivisions. Please disclose the following as of December 31, 2010:

  • The amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision and their credit rating with and without a financial guarantee by third parties;
  • The amortized cost and fair value of general obligation and special revenue bonds rated investment grade by the credit rating agencies that are trading at credit spreads different than you would expect for the credit rating assigned;
  • The nature and primary revenue sources for your special revenue bonds; and,
  • Your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis and selection process.

10. Commitments, Contingencies, and Guarantees
(f) Legal Proceedings, page F-46

2. You disclose that plaintiffs seek compensatory and in some cases special damages without specifying an amount, you cannot estimate the potential costs related to legal matters and that you have not recorded a liability for compensatory damages. Please confirm that you cannot estimate the potential costs related to any of your lawsuits or disclose the estimated loss or range of loss due to pending or threatened litigation for those lawsuits in which you are able to provide such an estimate. For pending or threatened litigation that specifies the damages being sought, please provide a disclosure in the format to be provided in future periodic filings that quantifies the aggregate amount being sought.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Kei Nakada, Staff Accountant, at (202) 551-3659 or Gus Rodriguez, Accounting Branch Chief, at (202) 551-3752, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3651.

Sincerely,

Joel Parker
Accounting Branch Chief